

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

April 23, 2009

Philmore Anderson IV
Sahara Media Holdings, Inc.
81 Greene Street, 4th Floor
New York, NY 10012

>   **Re: Sahara Media Holdings, Inc.**
>   **Amendment No. 3 to Form S-1**
>   **Filed April 9, 2009**
>   **File No. 333-155205**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 5

1.   We note that you officially launched on March 5, 2009. Please revise to provide investors with statistics regarding web traffic since your launch for both of your websites. Revise throughout, as appropriate.

Description of Business, page 29

2.   We note your revised disclosure on page 30 that you have retained BET and
        Glam Media to serve as ad aggregators. Please revise to briefly describe the
        material terms of your agreements with these providers. Please file those
        agreements as exhibits.

3.   Furthermore, please revise to provide a detailed explanation of the basis for
        the estimated revenue you will generate in the third and fourth quarters of
        2009.

Liquidity and Capital Resources, page 39

4.   Please revise to provide more information regarding salaries. Your disclosure
        in this section estimates salary expense of $1.4 million to $1.8 million
        annually. Your disclosure on page 34 estimates editorial staff salaries of
        approximately $250,000 annually and on page 44 you disclose an employment
        agreement for $300,000. Please revise to clarify the remainder of your
        anticipated salary expenditures. Revise here, or in an appropriate section.

****

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3313 with any questions.

Sincerely,

Rolaine Bancroft
Special Counsel

cc: David B. Manno, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile (212) 930-9725